

October 7, 2009

<u>Via U.S. Mail and Facsimile (626-683-4048)</u>

James S. Marlen
Director, Chairman of the Board and Chief Executive Officer
Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

     Re: **Ameron International Corporation**
            Form 10-K for the Fiscal Year Ended November 30, 2008
            Filed January 29, 2009
            File No. 1-9102
            Response Letter Filed September 14, 2009

Dear Mr. Marlen:

     We refer you to our comment letter dated March 26, 2009 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter and have no further comments at this time.

                       Sincerely,

                       Cecilia Blye, Chief
                       Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance